COURTLANDT SECURITIES CORPORATION

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2025

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67081

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __January 1, 2025__ AND ENDING __December 31, 2025__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Courtlandt Securities Corp._____

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

895 Dove Street, 3rd
_____
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael L. Cruz	714-402-1966	mcruz@courtlandtgroup.
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
_____
(Name – if individual, state last, first, and middle name)

80 Washington Street, Building S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

                                                                3373

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Michael L. Cruz_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Courtlandt Securities Corp._____, as of __December 31_____, 2_025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ___*Michael Cruz*_____

Title: __President_____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Certificate Of Completion

Envelope Id: BD9EC765-3ED7-4D76-B0AC-A465FC638690   Status: Completed
Subject: Complete with Docusign: CONFIDENTIAL CSC Facing Page.pdf, PUBLIC CSC Facing Pages.pdf
Source Envelope:

Document Pages: 4	Signatures: 2	Envelope Originator:
Certificate Pages: 2	Initials: 0	Matthew Finch
AutoNav: Enabled		PO Box 71678
EnvelopeId Stamping: Enabled		Las Vegas, NV 89170
Time Zone: (UTC-08:00) Pacific Time (US & Canada)		mfinch@courtlandtgroup.com
		IP Address: 174.65.156.181

Record Tracking

Status: Original	Holder: Matthew Finch	Location: DocuSign
2/12/2026 8:36:22 AM	mfinch@courtlandtgroup.com	

Signer Events	Signature	Timestamp
Michael Cruz mcruz@courtlandtgroup.com President and CEO Courtlandt Securities Corporation Security Level: Email, Account Authentication (None)	*Michael Cruz* Signature Adoption: Pre-selected Style Using IP Address: 2603:8000:4000:b500:90b3:530f:4e86:1e4e	Sent: 2/12/2026 8:38:57 AM Viewed: 2/12/2026 3:35:15 PM Signed: 2/12/2026 3:35:28 PM

Electronic Record and Signature Disclosure:
   Not Offered via Docusign

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

Intermediary Delivery Events	Status	Timestamp

Certified Delivery Events	Status	Timestamp

Carbon Copy Events	Status	Timestamp
Laura Lang llang@courtlandtgroup.com Courtlandt Security Level: Email, Account Authentication (None)	COPIED	Sent: 2/12/2026 3:35:29 PM Viewed: 2/12/2026 3:37:29 PM

Electronic Record and Signature Disclosure:
   Not Offered via Docusign

Witness Events	Signature	Timestamp

Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	2/12/2026 8:38:57 AM
Certified Delivered	Security Checked	2/12/2026 3:35:15 PM
Signing Complete	Security Checked	2/12/2026 3:35:28 PM
Completed	Security Checked	2/12/2026 3:35:29 PM



Report of Independent Registered Public Accounting Firm

To the Shareholder
Courtlandt Securities Corporation
Newport Beach, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Courtlandt Securities Corporation as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Courtlandt Securities Corporation as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on the financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Courtlandt Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

LMHS, P.C.

LMHS, P.C.
We have served as Courtlandt Securities Corporation's auditor since 2024.
Norwell, MA
February 12, 2026



_____
80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com



Courtlandt Securities Corporation
Statement of Financial Condition
December 31, 2025

Assets

Cash	$ 172,368
Accounts Receivable	95,848
Other Assets	198
Total Assets	**$ 268,414**

Liabilities and Shareholder's Equity

Liabilities

Accounts payable	$ 92,046
Accrued & Other Liabilities	21,703
Total Liabilities	**113,749**

Shareholder's Equity

Common stock, $10 par value, 100,000 shares authorized; 1,000 shares outstan	$ 10,000	
Paid in capital	523,924	
Retained (deficit)	(379,259)	
Total Shareholder's Equity		154,665

Total Liabilities and Shareholder's Equity	**$ 268,414**

See Accompanying Notes to Financial Statement

Note 1 - Organization and Nature of Business

Courtlandt Securities Corporation (the Company) is a California corporation incorporated on June 7, 2005 and approved by the NASD in February 2006. The company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a General Securities Broker/Dealer. The Company does not hold customer funds or securities. The Company's sole office, an OSJ, is located in Newport Beach, CA.

Note 2 – Significant Accounting Policies
.
Basis of Accounting – The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other assets and liabilities. The Company is currently approved to conduct several types of business. At this time, the Company does not conduct any introductory business and does not have a Clearing Agreement. The Company does not hold customer funds and/or securities. The Company is licensed to conduct the following types of business as a securities broker-dealer, which includes several classes of services, including:

- Mutual fund retailer by application only;
- Broker selling variable life insurance or annuities;
- Solicitor of time deposits in a financial institution;
- Real estate syndicator on a best-efforts basis only;
- Broker selling oil and gas interests;
- Broker selling tax shelters or limited partnerships in primary distributions on a best-efforts basis only;
- Broker selling non-traded public REITs, on a best-efforts basis only; and
- Private placements of securities including tenancy-in-common exchanges, on a best-efforts basis.

The Company does not hold any customer funds or securities, and during the audit period, from January 1, 2025 to December 31, 2025, the Company operated in reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAIB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Courtland Securities Corporation
Notes to Financial Statements
December 31, 2025

Revenue Recognition – The Company's Commissions are earned from the sale of mutual funds, investment company shares and direct participation programs. Direct participation programs represent the major portion of the business, while Other Fees, including Marketing & Due Diligence fees represent the second largest portion. Mutual fund trailers and sales comprise a small portion of the business. For all income categories, Courtlandt Securities Corp. ("CSC", or "the Company") considers revenue to be generated when the BD satisfies a performance obligation, as confirmed by the corresponding Sponsor or Issuer. Revenue is considered earned when a) Evidence of an arrangement exists; b) The Fee is fixed or able to be determinable; c) Performance has occurred; and d) Collectability is reasonably assured. Commission and Fee (Due Diligence and Marketing) revenue is recorded based on a "trade date" method once the trade has been fully completed (by the product Sponsor or Fund), or in the case of mutual fund trailers, once the trailer has been received by the Company.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2023 to the present, generally for three years after they are filed.

Depreciation – Depreciation is calculated using an accelerated method and uses estimated use of estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. The Company had two fixed assets as of Jan 1, 2024, but disposed of one during the period.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 – Income Taxes

The Company, with consent of its shareholder, has elected to be an S corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue code, which provides that in lieu of corporation income taxes, the stockholder is taxed on the Company's taxable income. Therefore, no provision of liability for Federal income taxes is included in these financial statements. The state of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum tax of $800.

Note 4 – Recent Accounting Pronouncements - ASU 2016.2 Operating Leases

In February, 2016, the FASB issued ASU 2016-02, Leases, and several amendments (collectively "ASU 2016-2"), which requires lessees to recognize assets and liabilities arising from most operating leases on the statement of financial condition. The Company is not party to any lease agreements, therefore, this is not applicable to the Company in the current year.

Note 5 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2025 through February 12, 2026, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.